UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

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Commission File Number: 001-38431

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iQIYI, Inc.

9/F, iQIYI Innovation Building

No. 2 Haidian North First Street, Haidian District, Beijing 100080

People’s Republic of China

Tel: +86 10 6267-7171

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ___X____          Form 40-F     _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Exhibit Index

Exhibit 99.1—Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iQIYI, Inc.

By	:	/s/ Yu Gong
Name	:	Yu Gong
Title	:	Chief Executive Officer

Date: January 26, 2022